# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Morningstar, Inc., CIK 0001289419
CUSIP: 617700109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 22 West Washington Street, Chicago, Illinois (IL), 60602
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-127182
Filed by CIK 0002047675

## Reporting persons
- Daniel Mansueto: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,351,248; shared voting power 71,250; sole dispositive power 0; shared dispositive power 71,250; aggregate amount beneficially owned 3,422,498 (8.2% of the class)
  Comment: Line 5 consists of shares of Common Stock held of record by grantor retained annuity trusts for which Reporting Person serves as the voting agent over the shares.
  
  Lines 6 and 8 consist of shares of Common Stock held of record by a trust, for which Reporting Person serves as the trustee.
  
  Lines 9 and 11 consist of shares of Common Stock held of record by grantor retained annuity trusts for which Reporting Person serves as the voting agent over the shares and shares of Common Stock held of record by a trust, for which Reporting Person serves as the trustee.

## Item 1. Issuer
Name of issuer: Morningstar, Inc.
Address of issuer's principal executive offices: 22 West Washington Street, Chicago, IL, 60602

## Item 2. Person Filing
Name of person filing: Daniel Mansueto
Address of principal business office or, if none, residence:
907 Westwood Boulevard, #1026
Los Angeles, CA 90024
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,422,498
Percent of class: 8.2
Sole power to vote or to direct the vote:
3,351,248(1)

(1) Consists of shares of Common Stock held of record by grantor retained annuity trusts for which Reporting Person serves as the voting agent over the shares.
Shared power to vote or to direct the vote:
71,250(2)

(2) Consists of shares of Common Stock held of record by a trust, for which Reporting Person serves as the trustee
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
71,250(2)

(2) Consists of shares of Common Stock held of record by a trust, for which Reporting Person serves as the trustee

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Daniel Mansueto: /s/ Daniel Mansueto, Daniel Mansueto (11/12/2025)